FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Translation of registrant’s name into English)

Huerfanos 1234

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item
1.	Translation of letters to the Stock Exchanges and the Superintendent of Banks and Financial Institutions, dated January 20, 2005, informing them of newly released essential information.

FREE TRANSLATION

Santiago, January 20, 2005.

Attn:

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Stock Exchange

Bolsa de Corredores (Brokers Stock Exchange, Valparaiso)

Stock Exchange

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Stock Exchange

Mr. Enrique Marshall R.

Superintendent of Banks and

Financial Institutions

Mr. Alejandro Ferreiro Y.

Superintendent of Securities and Insurance

Dear Sirs:

Pursuant to statutory and regulatory provisions currently in effect, we hereby inform you, as an essential fact, of the following items agreed upon at the ordinary meeting of the board of directors of Banco Bilbao Vizcaya Argentaria, Chile, held on January 19, 2005:

1.- Approval of the annual report, balance sheet, statement of income and external auditors’ report for fiscal year January 1st through December 31st 2004, which will be presented for approval or rejection at the next General Shareholders’ Meeting, scheduled to take place on March 16, 2005.

2.- Net profit for fiscal year 2004 was Ch$ 33,094 million, over which amount the Board authorized Management’s proposal that certain provisions and adjustments be made, assuming much more conservative standards than usual and than have typically characterized our bank.

3.- The total provisions and adjustments made against the results on December 2004 reaches Ch$ 22,424 MM, all of which was authorized by the Board to be applied at the closing of the fiscal year. The Board concluded that this decision would even further strengthen the solidarity of our bank and our capacity to generate greater value.

4.- With the application of these provisions and adjustments, together with their derived effects on deferred taxes, the net gain of Ch$ 33,094 MM changes to a net accounting gain of Ch$ 14,485, which amount was approved by the Board at the close of fiscal year 2004 and which will be presented at the next General Shareholders’ Meeting.

5.- The Board agreed to propose, at the General Shareholders’ Meeting, the distribution of a Ch$ 40 per share dividend to be charged against net gain for fiscal year 2004.

The present communication is issued in compliance with the provisions of Articles 9 and 10 of Law 18,045, and Chapters 18-10 of the Superintendency of Banks and Financial Institutions’ Updated Compendium of Rules, inasmuch as it is a fact that constitutes essential information regarding this Banking Company.

With nothing further at this time, we remain very sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Ramón Monell Valls

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF

Date: January 25, 2005	By:	/s/ Ramón Monell Valls
	Name:	Ramón Monell Valls
	Title:	Chief Executive Officer